Investor Statement in Support of Walmart Workers

We, the undersigned investors, are lending our voice in support of the recent worker letter1 sent to the company, and Congresswoman Beatty’s call2 for Walmart to address racial inequities in its business and workforce.

As long-term, responsible investors, we view effective human capital management as critical to promoting increased productivity and business resilience, which can lead to a long-term competitive advantage. While acknowledging the challenges of operating a low cost and large-scale business such as Walmart’s, we believe that protecting and uplifting the company’s key resource, workers, will have a positive effect on the company’s day-to-day value creation, whether by lowering turnover and enhancing motivation, or through reputational and operational excellence.

We continue to see untapped opportunities to increase Walmart’s value creation and following the open letter from Walmart workers, we are concerned that the company lacks a strategic vision for addressing systemic inequities and is not sufficiently remediating workers’ concerns, inhibiting the advancement of worker well-being and the long-term success of the company and its shareholders.

As the largest private employer in the world, including the largest private employer of Black people and people of color in the U.S., Walmart is a systemically important economic actor with significant influence on its sector and the economy more broadly3,4. Frontline Walmart employees have consistently raised serious concerns5 about sub-living wages that do not support themselves and their families and about workplace safety issues6. Furthermore, there are concerns about racially motivated violence towards associates tragically exemplified by the recent death of an 18-year-old Walmart associate in Rockford, Illinois7.

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1 https://act.united4respect.org/a/agm-stakeholder-letter?sourceid=1121172&utm_medium=Zoom&utm_source=advocacy&utm_campaign=mayday

2 https://www.youtube.com/watch?v=qDprT_6UC0s

3 https://equitablegrowth.org/wp-content/uploads/2022/01/012822-WP-Walmart-Supercenters-and-Monopsony-Power-Wiltshire.pdf

4 https://www.ftc.gov/news-events/news/press-releases/2024/03/ftc-releases-report-grocery-supply-chain-disruptions

5 https://newrepublic.com/article/177515/death-walmart-workplace-safety-record

6 https://www.businessinsider.com/most-dangerous-parts-of-working-retail-walmart-target-employees-2023-5

7 https://www.newsweek.com/walmart-employee-stabbed-death-illinois-rockford-police-northridge-latest-1882901

A recent report from Oxfam America8 affirms these concerns with 91% of interviewed Walmart associates reporting experiencing dehydration over the past three months, 57% relating that their production rate makes it difficult for them to use the bathroom at least some of the time, and 50% describing feeling burned out from their work. Additional research9 demonstrates that workers of color generally experience higher rates of work-related injuries, diseases, and psychological distress than white workers. Over half of Walmart’s U.S. workforce are people of color who also account for a disproportionate number of employees not earning a living wage, which contributes to expanding racial income disparities in the economy. Pressures from low-cost business models often manifest via poor enforcement of labor and human rights across food and textile supply chains, with complex and hidden social issues continuing to expose companies like Walmart to market, reputational, and legal risks. Given its economic significance, Walmart has a responsibility to its internal and external stakeholders to assess the racial equity and human rights impacts and workplace safety issues faced by its 1.47 million frontline associates.

Call to Walmart:

Understanding the realities, systemic impacts, and drivers of inadequate labor practices, along with building a long-term business strategy that creates value without reinforcing these drivers, can contribute to effective risk management and value creation.

As several of this year’s shareholder proposals outline10, there are tools and well-established methods for completing this first step of understanding how a company’s policies, practices, products, and services are contributing or could contribute to harm to people and communities.

•	Conduct an independent Racial Equity Audit. As proposal #5 notes[11], Walmart has faced intense public scrutiny over discriminatory hiring and promotion practices, such as laying off double the number of Black workers as compared to white workers during the pandemic, as well as for its broader negative impacts on communities of color. Racial equity audits have become a cross-sectoral standard with evidence of their benefits in helping companies understand their own impact and how they can advance racial equity.
•	Conduct a Workplace Safety & Prevention of Violence Assessment. Like a racial equity audit, a workplace safety assessment[12] would help Walmart better understand systemic and structural issues that are contributing to workplace violence, injuries, and even fatalities. A safe workplace is sound business and contributes to increased worker retention, productivity, and morale, which can create value for the company, its workers, and the economy.[13,14]

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8 https://www.oxfamamerica.org/explore/research-publications/at-work-and-under-watch/

9 https://www.jstor.org/stable/j.ctv1chrwk5

10 https://s201.q4cdn.com/262069030/files/doc_financials/2024/ar/proxy-statement.pdf

11 https://www.sec.gov/Archives/edgar/data/104169/000121465924007919/g430247px14a6g.htm

12 https://www.sec.gov/Archives/edgar/data/104169/000121465924007828/e430240px14a6g.htm

13 https://www.osha.gov/safety-management

14 https://hbr.org/2023/09/worker-safety-needs-to-be-central-to-your-companys-operations

•	Conduct a Human Rights Impact Assessment to determine if and how Walmart’s practices cause, contribute, or are directly linked to human rights violations in its own operations and beyond. Poor working conditions and abuses of workers’ rights, including in the U.S., violate Walmart’s Human Rights Policy[15] and create risks to the company. Furthermore, regulations and national frameworks are increasingly expecting companies to conduct human rights due diligence, including the National Action Plan on Responsible Business Conduct in the U.S.[16] As the proposal states, “HRIAs can help mitigate these risks by enabling Walmart to identify, analyze, and address the root causes of those risks.”[17,18]
•	Establish living wage guardrails. As the proponents of proposal #7 note, “Walmart’s starting pay [$14/hour] is deeply inadequate no matter the employee’s location or family situation, and its average wage fails to meet the basic needs of single, childless employees even in the most economically disadvantaged areas of the country.”[19] And given that Walmart’s employees of color make up a disproportionate number of associates who are not earning a living wage, this pay structure contributes to the increase in systemic, economy-wide racial disparity in income. Establishing living wage guardrails based on external frameworks would help close the living wage gap and contribute to reduced racial and gender inequalities and an estimated 4% increase in annual GDP[20].
•	Engage directly with impacted stakeholders. To better understand workers’ concerns around pay and benefits, as well as the challenging or unsafe conditions they face on the job, it is imperative that Walmart directly engage with its associates and other impacted stakeholders. Engagement with these groups must go beyond annual surveys or regular ‘touch points’ which, while useful feedback loops, are not a substitute in our view for including workers in seeking solutions for the issues that impact them most directly.

We recognize that Walmart has implemented numerous benefits and programs over the years to improve the well-being of Walmart associates, including the expansion of healthcare benefits, increases to wages, and career and education development opportunities. We also acknowledge the strong commitments Walmart has made to advance racial equity, including its stated goal to “help replace the structures of systemic racism, and build in their place frameworks for equity and justice.”21 However, we believe to fully realize this goal, the company needs to take more strategic and proactive action on wages and workplace safety and do so with an explicit racial equity lens.

Sincerely,

ICCR Walmart Core Group

Supporting Investors:

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15https://corporate.walmart.com/policies#human-rights-statement

16 https://www.state.gov/u-s-governments-national-action-plan-on-responsible-business-conduct-2/?

17 https://s201.q4cdn.com/262069030/files/doc_financials/2024/ar/proxy-statement.pdf

18 https://www.sec.gov/Archives/edgar/data/104169/000121465924008559/z57248px14a6g.htm

19 https://www.sec.gov/Archives/edgar/data/104169/000121465924007794/z429242px14a6g.htm

20 https://tacklinginequality.org/files/introduction.pdf

21 https://corporate.walmart.com/newsroom/2020/06/12/advancing-our-work-on-racial-equity

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